                                                                      EXHIBIT 12

                      ADVANCED LIGHTING TECHNOLOGIES, INC.
        STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (In thousands)

                                                THREE MONTHS ENDED          SIX MONTHS ENDED
                                             -----------------------   -----------------------
                                                    DECEMBER 31,              DECEMBER 31,
                                             -----------------------   -----------------------
                                                2000         1999         2000         1999
                                             ----------   ----------   ----------   ----------
Income before income taxes
     and minority interest                   $    1,357   $    1,101   $      860   $      537
Interest expense                                  3,463        3,323        7,227        7,113
Interest portion of rent expense                    191          145          365          280
                                             ----------   ----------   ----------   ----------

     EARNINGS                                $    5,011   $    4,569   $    8,452   $    7,930
                                             ==========   ==========   ==========   ==========


Interest expense                             $    3,463   $    3,323   $    7,227   $    7,113
Interest capitalized                                112          180          188          196
Interest portion of rent expense                    191          145          365          280
Preferred share accretion                           648          603        1,258          603
Additional preferred shares accretion from
   cumulative effect of accounting change
   for beneficial conversion option               5,329         --          5,329         --
                                             ----------   ----------   ----------   ----------

     FIXED CHARGES                           $    9,743   $    4,251   $   14,367   $    8,192
                                             ==========   ==========   ==========   ==========


RATIO OF EARNINGS TO FIXED CHARGES                  0.5          1.1          0.6          1.0
                                             ==========   ==========   ==========   ==========


The Company adopted Emerging Issues Task Force ("EITF") Issue 00-27, "Application of EITF 98-5, 'Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,' to Certain Convertible Instruments" in the quarter ended December 31, 2000. EITF Issue 00-27 requires that a convertible instrument's beneficial conversion feature be measured using an effective conversion price. As a result, the value assigned to the redeemable preferred stock was adjusted by $5,329 for the discount related to the beneficial conversion option. This additional discount was immediately accreted to paid-in capital in a manner similar to a cumulative effect of an accounting change since the redeemable preferred stock was convertible at the time of issuance.

For purposes of calculating the unaudited ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance costs, whether expensed or capitalized, the portion of rental expense that is representative of interest, and preferred share accretion. In the six months ended December 31, 2000, earnings were inadequate to cover fixed charge requirements by $4,732. In the six months ended December 31, 2000 and 1999, earnings were inadequate to cover fixed charge requirements by $5,915 and $262, respectively.